

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2012

Via E-mail
Yong Ok Cho
President
Flow Tech Solutions Inc.
205 SE Spokane Street, Suite 395
Portland, Oregon 97202

> **Re:** **Flow Tech Solutions Inc.**
> **Registration Statement on Form S-1**
> **Filed August 10, 2012**
> **File No. 333-183239**

Dear Ms. Cho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    *   Describe how and when a company may lose emerging growth company status;

    *   Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    *   State your election under Section 107(b) of the JOBS Act:

      o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>Summary, page 5</u>

3.   We note the first paragraph of page 5 states you are development stage company. Please revise to disclose you are also a shell company as defined under Rule 405 of the Securities Act. Further, revise throughout your prospectus (such as page 11) to explain the effects of the availability of Rule 144 due to your status as a shell company.

4.   We note your other disclosure in the first three paragraphs on page 5 regarding your intention to open a massage therapy clinic in Carson, California. We note your disclosure on pages 22 and 23 regarding the steps to necessary to open this clinic. Please revise the Summary section to cross-reference investors to pages 22 and 23; revise the Summary section to describe the most material steps to opening a clinic (and describe the current state of affairs of these steps); and disclose the minimum cash amount you will need to raise in the next 12 months to open your first clinic.

5.   It appears the success of your venture depends materially upon your CEO as a source of funding and otherwise. Please make appropriate disclosures in the Summary section.

6.   Please disclose in the Summary section the amount of cash you have on-hand as of the most recent practicable date, your monthly burn rate, and the month you will run out of funds without additional cash or credit.

The Offering, page 6

7.   We note your disclosure states "The selling shareholders will sell our shares at a fixed price of $0.01 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices." Revise to state, as you have done in other parts of the prospectus, the selling shareholders will sell at a fixed price of $0.01 for the duration of the offering.

Risk Factors, page 7

8.   Please add a risk factor that discloses the costs of being a reporting company and how these additional costs will affect your cash needs and ability to become profitable.

9.   Ms. Cho owns 60% of the outstanding shares. Please add a risk factor regarding her ability to control corporate decisions such as the election of directors, change of control, and dilution of future investors.

10.   We note you do not have a public trading market for your securities. Please add a risk factor that explains the attendant risks if a market does not develop.

11.   It appears you are subject to the penny stock rules. Please add an appropriate risk factor.

12.   It appears you have not paid, and do not intend to pay, dividends. Please add a risk factor that states a shareholder needs to rely on an appreciation in your common stock for a return on investment.

Forward Looking Statements, page 10

13.   We note your references to Section 27A(b)(2) of the Securities Act and Section 21E(b)(2)(D) of the Securities and Exchange Act. These sections do not apply to penny stock. Please remove these references.

Plan of Distribution, page 11

14.   We note your disclosure under Offering Price and Manner of Sale. Revise to state consistently the shares will be sold at a fixed price for the entire duration of the offering.

Rule 144 Shares, page 11

15.   Please refer to prior comment 3 and revise your discussion to explain the effects of being a shell company and paragraph (i) of Rule 144.

Market Research, page 15

16.   We note your references to facts and statistics from the American Massage Therapy
        Association and another survey in the fifth paragraph of page 15. Please include the
        name and date of the report(s) from which you cite statistics. Tell us whether this report
        is publicly available for free and, if possible, include a hyperlink to the report. Also
        provide us with a copy of the report, cross-referenced to the cited facts and statistics.

Description of Property, page 18

17.   We note you have offices in Portland, Oregon that is about 1,000 miles from Carson,
        California. Please revise to explain how being so far from your intended location will
        affect your efforts to open a massage clinic.

OTC Bulletin Board Qualification for Quotation, page 19

18.   We not your disclosure in the last paragraph on page 19 regarding trading of your stock
        under Rule 144 and similar disclosure in the first and third paragraphs on page 20. Please
        revise this disclosure given your status as a shell company and Rule 144(i).

Cash Requirements, page 22

19.   We note your disclosure under this section and Plan of Operations regarding the steps
        you will be taking to begin operations. Please also provide a more detailed timeline for
        these steps.

20.   We note your disclosure in the fourth paragraph on page 23 that states your CEO intends
        to provide the funding necessary to cover minimal operations. Please disclose this
        amount here and in the Summary section.

Directors, Executive Officers, Promoters and Control Persons, page 24

21.   Ms. Cho is the sole director and officer.   Revise your disclosure to make clear you only
        have one director. Further, as the sole director, she may elect all of the officers and set
        her own salary. Please disclose as such.

22.   Ms. Cho runs Spa Pura. Please disclose the number of hours per week she devotes to that
        business and the hours she will devote to Flow Tech. Further, explain in more detail the
        business of Spa Pura.

Certain Relationships and Related Transactions, page 26

23.   Please refer to prior comment 20 and revise.

24.   Revise to state Ms. Cho is a promoter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Faiyaz Dean, Esq.